Exhibit 99.1

Subsea 7 S.A. Conference Call Notification
Third Quarter 2011 Results

Luxembourg – October 19, 2011 – Subsea 7 S.A. (Oslo Børs: SUBC) will publish unaudited results for the third quarter 2011 which ended September 30, 2011, on November 2, 2011 at 7am UK time.

A conference call will be held on Wednesday November 2, 2011 at 12:00 noon UK Time.

From 7am UK time the following information will be available on the Subsea 7 website:
www.subsea7.com/investors-press.html

•	The third quarter 2011 results announcement
•	The presentation to be reviewed on the conference call

Conference Call Information			Replay Facility Details
Lines will open 15 minutes prior to conference call.			A replay facility will be available for the following period:

Date:	Wednesday November 2, 2011		Date:	Wednesday November 2, 2011
Time:	12.00 noon UK Time		Time:	2.00pm UK Time

Conference Dial In Numbers:			Date:	Tuesday November 16, 2011
UK	:	0800 073 0438	Time:	2.00 UK Time
USA	:	1 877 328 4999
France	:	0176 728 973	Conference Replay Dial In Number:
Norway	:	8001 6886
Germany	:	0692 222 4956	International Dial In: +44 (0) 1452 550 000

International Dial In:		+44 (0) 1452 561 488	Passcode:	20842768#

Passcode:	20842768

Alternatively a live audiocast and a playback facility will be available on the Company’s website:
www.subsea7.com/investors-press.html

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Subsea 7 S.A. is a seabed-to-surface engineering, construction and services contractor to the offshore energy industry worldwide.
We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contact:
Karen Menzel
Subsea 7 S.A.
+44 (0)20 8210 5568
karen.menzel@subsea7.com
www.subsea7.com

If you no longer wish to receive our press releases please contact: karen.menzel@subsea7.com